Exhibit (i)(12)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Request for Hearing	*	SEC File No. 70-10059

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Submission of Comments	*

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         I own shares of the common stock of Xcel Energy Inc., and I am concerned about and opposed to the tender or exchange offer (“Exchange Offer”) for Xcel to acquire the outstanding common stock of NRG Energy, Inc. (“NRG”). I do not believe that the Exchange Offer meets the standards of the Public Utility Holding Company Act. I respectfully request that the Commission hold a hearing to answer the following questions.

1.	Can the SEC authorize the Exchange Offer where the public notice of the Exchange Offer and the Form U-1 both make an incorrect statement of material fact?

         The public notice of the Exchange Offer (SEC Release No. 35-27498, dated March 15, 2002) incorrectly states the amount of Xcel common stock to be paid for the outstanding common stock of NRG. SEC Release No. 35-27498 states:

In the Exchange Offer, Xcel proposes to acquire the outstanding publicly held shares of NRG, representing approximately a 26 percent minority interest, by exchanging NRG common stock for .4846 shares of Xcel common stock in the Exchange Offer in a tax-free exchange.

However, according to several press releases and other sources of information, the Exchange Offer is for one-half of one share (0.50 shares) of Xcel common stock, and not 0.4846 shares of Xcel common stock, as stated in SEC Release No. 35-27498. Therefore, the public notice of the Exchange Offer is incorrect. Because of this mistake, I don’t think that the SEC can issue an order authorizing the Exchange Offer and the Commission should review this issue in a hearing.

         This is important because Section 10 of the Public Utility Holding Company Act provides that an application for SEC authorization of an acquisition of securities “shall include,” among other things, “the consideration to be paid therefor”. Also, Section 10(b)(2) of the Public Utility Holding Company Act provides that the SEC must evaluate “the consideration...paid...in connection with such acquisition....” If the Form U-1 (dated March 14, 2002) and SEC Release No. 35-27498 both understate the consideration to be paid for the outstanding common stock of NRG, how can the SEC accurately evaluate the consideration paid in connection with the Exchange Offer? And how can the general public make this evaluation if the Form U-1 and SEC Release No. 35-27498 are incorrect? These questions should be resolved at a Commission hearing.

2.	Is the amount to be paid for NRG’s outstanding common stock “reasonable” and does it “bear a fair relation to the sums invested in or the earning capacity of the ... utility assets underlying the securities to be acquired”?

         Section 10(b)(2) of the Public Utility Holding Company Act provides that where the SEC is reviewing a proposal by a company to acquire the securities of another company, the SEC must evaluate whether “the consideration” is “reasonable” and whether it bears “a fair relation to the sums invested in or the earning capacity of...the utility assets underlying the securities to be acquired”. If the “consideration” is not reasonable or fair, the SEC cannot authorize the proposed acquisition.

         The Exchange Offer is neither reasonable nor fair to Xcel’s shareholders. We are not getting our money’s worth. If the consideration for the Exchange Offer is evaluated on the basis of one-half of one share of Xcel common stock, this means that Xcel is paying a 29.4 percent premium to NRG’s average closing price over the ten trading day period ended February 14, 2002, the day prior to the announcement of the Exchange Offer. Also, the consideration represents a 71 percent premium to NRG’s low stock price of $7.51 per share on February 6, 2002, which is just about one week prior to the announcement of the Exchange Offer.

         I can find nothing positive about NRG from the past several months that justifies this premium. NRG stock was about $35 per share about one year ago, and it slid to $7.51 per share on February 6, 2002. NRG was (and may still be) exposed to risk associated with Enron’s downfall, and it’s not clear to me that the total amount of this risk has been quantified. In December 2001, Moody’s placed NRG’s credit rating on review for potential downgrade. On March 26th, NRG announced a $29 million loss, or approximately 14.5 cents per share, for the first two months of 2002. NRG has cited several problems with its operations, including: lower demand for power; merchant power prices that were significantly below prices of the last several years; increased financing costs associated with acquisitions made in the past few months; and increased financing costs associated with NRG’s desires to provide added liquidity at the request of rating agencies. Most all of the news from NRG in the recent past has been bad. Therefore, I believe that the consideration for the Exchange Offer is neither fair nor reasonable, and I respectfully request that the Commission review this issue in a hearing.

3.	Does the Public Utility Holding Company Act supercede the business judgment of the owners, officers, and directors of a company subject to the Public Utility Holding Company Act?

         The owners, officers, and directors of a business normally determine whether or not a given transaction is fair and reasonable for the company they own or work for, and government agencies normally defer to this exercise of business judgment. However, the Public Utility Holding Company Act appears to give the SEC the power to supercede the business judgment of the owners, officers, and directors of a company subject to the Public Utility Holding Company Act. The Commission should hold a hearing on this question as the Exchange Offer presents a good opportunity to answer this question, and it is necessary to decide this issue prior to reviewing issue two above.

4.	Will the Exchange Offer “be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system”?

         Section 10(b)(3) of the Public Utility Holding Company Act provides that a proposed acquisition of securities may be authorized by the SEC, unless the SEC finds that the acquisition will “be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system”. As mentioned above, I believe that the Exchange Offer will be detrimental to investors in Xcel, because NRG is a bad investment. I also believe that the Exchange Offer will be detrimental to the Xcel Energy holding company system as a whole and the public utility companies that Xcel Energy owns.

         I believe that the Exchange Offer is distracting valuable financial resources away from other companies in the Xcel holding company system. The shares of common stock to be used to pay for NRG shares are authorized but unissued shares. In addition, the Form U-1 says that Xcel proposes in 2002 to infuse an additional total of $600 million into NRG. If not for the Exchange Offer, Xcel’s common stock and other capital targeted for NRG could be used to, for example, build an electricity transmission line to connect the Southwest Public Service Company and the Public Service Company of Colorado, public-utility subsidiaries of Xcel that are supposed to be connected but are not connected.

5.	Is Xcel in violation of the Public Utility Holding Company Act because its public utility companies are not “interconnected”?

         When New Century Energy merged with Northern States Power, the electric assets were not connected, and consequently not “integrated,” as required by Section 10(c)(2) of the Public Utility Holding Company Act. Section 10(c)(2) of the Public Utility Holding Company Act provides that an acquisition may not be approved unless the SEC finds that “such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system.” Section 2(a)(29) of the Public Utility Holding Company Act provides that an “integrated public-utility system” means, among other things, electric companies that are “physically interconnected or capable of physical interconnection”. In the SEC filings for the merger of New Century Energy and Northern States Power, it was argued that, although the two systems and even New Century Energy itself were not connected, the electric assets were “capable of physical interconnection”. In the case of the Southwest Public Service

Company and the Public Service Company of Colorado, it was argued that a transmission line could be built to connect the two companies, and the SEC accepted a proposal to build a transmission line as satisfying the “capable of physical interconnection” language. However, this transmission line has not been built. Furthermore, Xcel is spending money on losing non-utility ventures when it should be spending money to connect its electric assets. This issue is especially compelling in light of the recent court case deciding that the SEC did not meet the standards of the Public Utility Holding Company Act in finding that the American Electric Power and Central and South West electric utility systems were connected. The Commission should consider the issue of whether Xcel is violating the Public Utility Holding Company Act because of its ongoing failure to interconnect its electric assets.

         For the reasons stated above, I respectfully request that the Commission convene a hearing to discuss and resolve the issues stated above.

         Attached to this Request for Hearing and Submission of Comments is an Affidavit showing that I sent a copy of this document to the company and the people mentioned in Release No. 35-27498 and in Form U-1, dated March 14, 2002.

Respectfully submitted,

/s/ Elizabeth H. Smith Elizabeth H. Smith 1424 Oxford Road Charlottesville, Virginia 22903 Telephone: 434-974-6245

AFFIDAVIT

         I hereby attest that on this 5th day of April, 2002, I provided a copy of the Request for Hearing and Submission of Comments to the parties listed below by FAX and by U.S. Mail:

Secretary
U.S. Securities and Exchange Commission
Washington, DC 20549-0609
FAX: 202-942-9651

Gary R. Johnson
Vice President and General Counsel
Xcel Energy
800 Nicollet Mall
Minneapolis, Minnesota 55402
FAX: 612-215-4501

NRG Acquisition Company, LLC
800 Nicollet Mall
Minneapolis, Minnesota 55402
FAX: 612-215-4501

Peter D. Clarke
Debra J. Schnebel
Jones, Day, Reavis & Pogue
77 West Wacker
Suite 3500
Chicago, Illinois 60601
FAX: 312-782-8585

/s/ Elizabeth H. Smith Elizabeth H. Smith 1424 Oxford Road Charlottesville, Virginia 22903